SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

PETROHAWK ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

716495106
(CUSIP Number)

PHAWK, LLC
1100 Louisiana, Suite 4400
Houston, Texas 77002
(832) 204-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2004
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

PHAWK, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	PHAWK, LLC ("PHAWK") is a limited liability company organized under the laws of the State of Delaware.

Number of	(7)	Sole Voting Power	12,575,757
Shares Bene-
ficially	(8)	Shared Voting Power	0
Owned by
Each	(9)	Sole Dispositive Power	12,575,757
Reporting
Person With	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,575,757

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	66.6%(1)

(14)	Type of Reporting Person (See Instructions)	OO

(1) Based on 13,873,575 shares issued and outstanding as of October 20, 2004, as disclosed to PHAWK by the Issuer.

2

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Energy Capital Fund IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	EnCap Energy Capital Fund IV, L.P. ("EnCap IV") is a limited partnership organized under the laws of the State of Texas.

Number of	(7)	Sole Voting Power	16,810
Shares Bene-
ficially	(8)	Shared Voting Power	12,575,757(1)
Owned by
Each	(9)	Sole Dispositive Power	16,810
Reporting
Person With	(10)	Shared Dispositive Power	12,575,757(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,592,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	66.7%(3)

(14)	Type of Reporting Person (See Instructions)	PN

(1) EnCap IV may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK. See Item 5.
(2) EnCap IV disclaims any beneficial ownership of the securities owned by PHAWK in excess of its pecuniary interest in such securities.
(3) Based on 13,873,575 shares issued and outstanding as of October 20, 2004, as disclosed to PHAWK by the Issuer.

3

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Energy Capital Fund IV-B, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	EnCap Energy Capital Fund IV-B, L.P. ("EnCap IV-B") is a limited partnership organized under the laws of the State of Texas.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	12,575,757(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	12,575,757(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,575,757(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	66.6%(3)

(14)	Type of Reporting Person (See Instructions)	PN

(1) EnCap IV-B may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK. See Item 5.
(2) EnCap IV-B disclaims any beneficial ownership of the securities owned by PHAWK in excess of its pecuniary interest in such securities.
(3) Based on 13,873,575 shares issued and outstanding as of October 20, 2004, as disclosed to PHAWK by the Issuer.

4

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Equity Fund IV GP, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	EnCap Equity Fund IV GP, L.P. ("EnCap Equity") is a limited partnership organized under the laws of the State of Texas.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	12,592,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	12,592,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,592,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	66.7%(3)

(14)	Type of Reporting Person (See Instructions)	PN

(1) EnCap Equity may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) EnCap Equity disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 13,873,575 shares issued and outstanding as of October 20, 2004, as disclosed to PHAWK by the Issuer.

5

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Investments L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	EnCap Investments L.P. ("EnCap Investments") is a limited partnership organized under the laws of the State of Delaware.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	12,592,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	12,592,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,592,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	66.7%(3)

(14)	Type of Reporting Person (See Instructions)	PN

(1) EnCap Investments may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) EnCap Investments disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 13,873,575 shares issued and outstanding as of October 20, 2004, as disclosed to PHAWK by the Issuer.

6

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Investments GP, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	EnCap Investments GP, L.L.C. ("EnCap Investments GP") is a limited liability company organized under the laws of the State of Delaware.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	12,592,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	12,592,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,592,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	66.7%(3)

(14)	Type of Reporting Person (See Instructions)	OO

(1) EnCap Investments GP may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) EnCap Investments GP disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 13,873,575 shares issued and outstanding as of October 20, 2004, as disclosed to PHAWK by the Issuer.

7

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

RNBD GP LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	RNBD GP LLC ("RNBD") is a limited liability company organized under the laws of the State of Delaware.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	12,592,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	12,592,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,592,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	66.7%(3)

(14)	Type of Reporting Person (See Instructions)	OO

(1) RNBD may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) RNBD disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 13,873,575 shares issued and outstanding as of October 20, 2004, as disclosed to PHAWK by the Issuer.

8

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

David B. Miller

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	David B. Miller is a resident the State of Texas.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	12,592,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	12,592,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,592,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	66.7%(3)

(14)	Type of Reporting Person (See Instructions)	IN

(1) David B. Miller may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) David B. Miller disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 13,873,575 shares issued and outstanding as of October 20, 2004, as disclosed to PHAWK by the Issuer.

9

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

D. Martin Phillips

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	D. Martin Phillips is a resident the State of Texas.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	12,592,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	12,592,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,592,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	66.7%(3)

(14)	Type of Reporting Person (See Instructions)	IN

(1) D. Martin Phillips may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) D. Martin Phillips disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 13,873,575 shares issued and outstanding as of October 20, 2004, as disclosed to PHAWK by the Issuer.

10

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Gary R. Petersen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Gary R. Petersen is a resident the State of Texas.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	12,592,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	12,592,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,592,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	66.7%(3)

(14)	Type of Reporting Person (See Instructions)	IN

(1) Gary R. Petersen may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) Gary R. Petersen disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 13,873,575 shares issued and outstanding as of October 20, 2004, as disclosed to PHAWK by the Issuer.

11

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Robert L. Zorich

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Robert L. Zorich is a resident the State of Texas.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	12,592,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	12,592,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,592,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	66.7%(3)

(14)	Type of Reporting Person (See Instructions)	IN

(1) Robert L. Zorich may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) Robert L. Zorich disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 13,873,575 shares issued and outstanding as of October 20, 2004, as disclosed to PHAWK by the Issuer.

12

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

FCW, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	FCW, LLC ("FCW") is a limited liability company organized under the laws of the State of Delaware.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	12,575,757(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	12,575,757(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,575,757(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	66.6%(3)

(14)	Type of Reporting Person (See Instructions)	OO

(1) FCW may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK. See Item 5.
(2) FCW disclaims any beneficial ownership of the securities owned by PHAWK in excess of its pecuniary interest in such securities.
(3) Based on 13,873,575 shares issued and outstanding as of October 20, 2004, as disclosed to PHAWK by the Issuer.

13

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Floyd C. Wilson

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Floyd C. Wilson is a resident the State of Texas.

Number of	(7)	Sole Voting Power	51,000
Shares Bene-
ficially	(8)	Shared Voting Power	12,575,757(1)
Owned by
Each	(9)	Sole Dispositive Power	51,000
Reporting
Person With	(10)	Shared Dispositive Power	12,575,757(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,626,757(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	66.7%(3)

(14)	Type of Reporting Person (See Instructions)	IN

(1) Floyd C. Wilson may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK. See Item 5.
(2) Floyd C. Wilson disclaims any beneficial ownership of the securities owned by PHAWK in excess of its pecuniary interest in such securities.
(3) Based on 13,873,575 shares issued and outstanding as of October 20, 2004, as disclosed to PHAWK by the Issuer.

14

Item 1.	Security and Issuer.

Item 1 is revised in its entirety as follows:

The class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of Petrohawk Energy Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1100 Louisiana, Suite 4400, Houston, Texas 77002.

Item 2.	Identity and Background.

Item 2(a)(1) is revised in its entirety as follows:

2(a)(1)

PHAWK, LLC, formerly known as Petrohawk Energy, LLC ("PHAWK") is a Delaware limited liability company whose principal business is engaging in the exploration, exploitation, development, production, and acquisition of oil and gas properties. The directors of PHAWK are Floyd C. Wilson, David B. Miller, D. Martin Phillips, Jonathan Shepko, and Daniel Rioux. Floyd C. Wilson is the President and Chief Executive Officer of PHAWK.

There is no modification to any other aspect of Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

The following is added to Item 3:

On July 12, 2004, the Issuer granted 150,000 options to purchase Common Stock for $7.50 per share to Floyd C. Wilson. Such options vest in three equal annual installments, commencing July 12, 2004. 50,000 of such options are therefore currently exercisable.

On July 13, 2004, the Issuer granted 7,500 shares of restricted Common Stock to each of David B. Miller and D. Martin Phillips as compensation for serving on the Issuer's board of directors. Each of David B. Miller and D. Martin Phillips immediately assigned such shares of restricted Common Stock to EnCap IV.

On July 20, 2004, the Issuer granted 310 shares of Common Stock to EnCap IV as compensation for David B. Miller serving on the Issuer's board of directors and 310 shares of Common Stock to EnCap IV as compensation for D. Martin Phillips serving on the Issuer's board of directors.

On August 23, 2004, Floyd C. Wilson purchased on the open market 1,000 shares of Common Stock at a purchase price of $8.197 per share. Such shares were purchased by Floyd C. Wilson for his personal account using personal funds.

On October 28, 2004, the Issuer granted 595 shares of Common Stock to EnCap IV as compensation for David B. Miller serving on the Issuer's board of directors and 595 shares of Common Stock to EnCap IV as compensation for D. Martin Phillips serving on the Issuer's board of directors.

Item 4.	Purpose of Transaction.

The following is added to Item 4:

15

Following the Issuer's $175,000,000 offering shares of Series B 8% Automatically Convertible Preferred Stock, PHAWK expects to sell up to 2,500,000 shares of Common Stock in a public or private sale.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) are amended and restated as follows:

(a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of the Warrants, and the percent of outstanding Common Stock owned by the reporting persons. All percentages are based on 13,873,575 shares of Common Stock issued and outstanding on October 20, 2004.

	Common Stock		Warrants
Name:	Sole:	Shared:	Sole:	Shared:	Percent of Class(1)

PHAWK, LLC	7,575,757	0	5,000,000	0	66.6%
EnCap Energy Capital Fund IV, L.P.	16,810	7,575,757	0	5,000,000	66.7%
EnCap Energy Capital Fund IV-B, L.P.	0	7,575,757	0	5,000,000	66.6%
EnCap Equity Fund IV GP, L.P.	0	7,592,567	0	5,000,000	66.7%
EnCap Investments L.P.	0	7,592,567	0	5,000,000	66.7%
EnCap Investments GP, L.L.C.	0	7,592,567	0	5,000,000	66.7%
RNBD GP LLC	0	7,592,567	0	5,000,000	66.7%
David B. Miller	0	7,592,567	0	5,000,000	66.7%
D. Martin Phillips	0	7,592,567	0	5,000,000	66.7%
Gary R. Petersen	0	7,592,567	0	5,000,000	66.7%
Robert L. Zorich	0	7,592,567	0	5,000,000	66.7%
FCW, LLC	0	7,575,757	0	5,000,000	66.6%
Floyd C. Wilson	1,000	7,575,757	50,000	5,000,000	66.7%

16

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

(b) PHAWK has the sole power to vote or direct the vote and to dispose or direct the disposition of 12,575,757 shares of Common Stock.

EnCap IV has the sole power to vote or direct the vote and to dispose or direct the disposition of 16,810 shares of Common Stock.

Each of EnCap IV and EnCap IV-B may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by PHAWK by virtue of having the contractual right to nominate a majority of the members of the board of directors of PHAWK pursuant to PHAWK's limited liability company agreement. Each of EnCap IV and EnCap IV-B disclaims beneficial ownership of the securities owned by PHAWK in excess of its pecuniary interest in such securities.

EnCap Equity may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by PHAWK by virtue of being the general partner of EnCap IV and EnCap IV-B. EnCap Equity disclaims beneficial ownership of the securities owned by PHAWK in excess of its pecuniary interest in such securities. EnCap Equity may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by EnCap IV by virtue of being the general partner of EnCap IV. EnCap Equity disclaims beneficial ownership of the securities owned by EnCap IV in excess of its pecuniary interest in such securities.

EnCap Investments may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by PHAWK and EnCap IV by virtue of being the general partner of EnCap Equity. EnCap Investments disclaims beneficial ownership of the securities owned by PHAWK and EnCap IV in excess of its pecuniary interest in such securities.

EnCap Investments GP may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by PHAWK and EnCap IV by virtue of being the general partner of EnCap Investments. EnCap Investments GP disclaims beneficial ownership of the securities owned by PHAWK and EnCap IV in excess of its pecuniary interest in such securities.

RNBD may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by PHAWK and EnCap IV by virtue of being the sole member of EnCap Investments GP. RNBD disclaims beneficial ownership of the securities owned by PHAWK and EnCap IV in excess of its pecuniary interest in such securities.

Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by PHAWK and EnCap IV by virtue of being the controlling persons of RNBD. David B. Miller and D. Martin Phillips each also serve as directors of PHAWK. Each of David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich disclaims beneficial ownership of the securities owned by PHAWK and EnCap IV in excess of his pecuniary interest in such securities.

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FCW, LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by PHAWK by virtue of having the contractual right to nominate one of the members of the board of directors of PHAWK pursuant to PHAWK's limited liability company agreement and by virtue of being controlled by Floyd C. Wilson, the President and Chief Executive Officer of PHAWK. FCW, LLC disclaims beneficial ownership of the securities owned by PHAWK in excess of its pecuniary interest in such securities.

Floyd C. Wilson has the sole power to vote or direct the vote and to dispose or direct the disposition of 51,000 shares of Common Stock. Floyd C. Wilson may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by PHAWK by virtue of being the controlling person of FCW, LLC and by virtue of being the President and Chief Executive officer and serving as a director of PHAWK. Floyd C. Wilson disclaims beneficial ownership of the securities owned by PHAWK in excess of his pecuniary interest in such securities.

Items 5(c)-(e). No modification.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

No modification.

Item 7.	Material to Be Filed as Exhibits.

The following is added to Item 7:

(5)  Joint Filing Agreement dated November 15, 2004 among PHAWK, LLC, EnCap Energy Capital Fund IV, L.P., EnCap Energy Capital Fund IV-B, L.P., EnCap Equity Fund IV GP, L.P., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, FCW, LLC, David B. Miller, D. Martin Phillips, Gary R. Petersen, Robert L. Zorich, and Floyd C. Wilson.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2004

PHAWK, LLC

By:	/s/ Floyd C. Wilson
Floyd C. Wilson
Title:	President and Chief Executive Officer

EnCap Energy Capital Fund IV, L.P.,
By:	EnCap Equity Fund IV GP, L.P.,
its general partner
by:	EnCap Investments L.P., its general partner
by:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap Energy Capital Fund IV-B, L.P.,
By:	EnCap Equity Fund IV GP, L.P.,
its general partner
By:	EnCap Investments L.P., its general partner,
By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

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EnCap Equity Fund IV GP, L.P.
By:	EnCap Investments L.P., its general partner
By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap Investments L.P.,
By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap Investments GP, L.L.C.

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

RNBD GP LLC

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

David B. Miller

By:	/s/ David B. Miller
David B. Miller

D. Martin Phillips

By:	/s/ D. Martin Phillips
D. Martin Phillips

Gary R. Petersen

By:	/s/ Gary R. Petersen
Gary R. Petersen

Robert L. Zorich

By:	/s/ Robert L. Zorich
Robert L. Zorich

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FCW, LLC

By:	/s/ Floyd C. Wilson
Floyd C. Wilson
Title:	Manager

Floyd C. Wilson

By:	/s/ Floyd C. Wilson
Floyd C. Wilson

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